

December 28, 2010

Mr. Roy C. Smith
President
Garner Investments, Inc.
P.O. Box 3412
Casper, Wyoming 82602

> **Re: Garner Investments, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Response Letter Dated December 16, 2010**
> **File No. 000-26317**

Dear Mr. Smith:

We have completed our review of your filings, and do not have any further comments at this time.

Sincerely,

Ethan M. Horowitz
Branch Chief